SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 18, 2006

Commission File No. 1-14838

________________________

Rhodia
(Name of Registrant)

Immeuble Coeur Defense, Tour A
110 Esplanade Charles de Gaulle
92400 Courbevoie
France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:

Form 20-F:      Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:     No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:       No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes:       No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosures: Rhodia’s “Operating and Financial Review and Prospects” and interim unaudited consolidated financial statements as of and for the six months ended as at June 30, 2006.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Six months Ended as at June 30, 2006

The following discussion and analysis should be read in conjunction with our condensed consolidated financial statements for the six months ended as at June 30, 2006, our financial statements in our Form 20-F for the year ended December 31, 2005 and our operating and financial review and prospects for the first 2006 quarter, each prepared using the same accounting methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2005 (IAS/IFRS). The other standards, interpretations and amendments adopted by the European Union at June 30, 2006 and their mandatory adoption at January 1, 2006 had no impact on the condensed consolidated financial statements for the six months ended June 30, 2006.

Our consolidated financial statements for the six months ended June 30, 2006, were examined by the Board of Directors and were the subject of a limited examination by our independent public accounting firm.

INCOME FROM OPERATIONS FOR THE FIRST HALF OF 2006

•	Sales increased by 7.1% to €2 631 million
•	Recurring EBITDA Margin of 13.9%; an increase of 14% in recurring EBITDA to €366 million from €322 million in the first half of 2005
•	Strong growth in Operating Profit, to €177 million from €107 million in the first half of 2005
•	Net Income of €43 million, compared to a €(270) million loss in the first half of 2005.

Scope & organisational changes in the first half of 2006

With effect from January 1, 2006, the organization of our enterprises was simplified. Polyamide now includes the solvants business previously included in former Coatis. Organics now includes former Coatis and former RPS enterprises after the disposal of the latex and Pharmaceutical custom synthesis businesses. Energy Services was previously included in Corporate and Others. The prior period numbers have been presented to take into account this simplification and facilitate comparability.

The strategy of Rhodia Polyamide is to focus on “Intermediates” and “Engineering Plastics”. To this end and given the ongoing plan to divest the European “Industrial Fibers” business, the Group has reclassified as required by IFRS 5, under “Discontinued operations” this activity. The recurring EBITDA generated by this business, amounting to €14 million for the first half of 2006 and €12 million for the first half of 2005, is no longer included in the calculation of the Group’s recurring EBITDA nor Operating Profit.

NET SALES ANALYSIS:

Consolidated Net Sales increased by 7.1% to €2 631 million during the first half of 2006 compared with €2 457 million for the first half of 2005. This increase results from a 2% growth in volumes, a 2.7% rise in prices and a favorable foreign currency conversion effect of 5% resulting essentially from a strengthening of the Brazilian real and to a lesser extent the USDollar against the Euro in the first half of 2006. These favorable elements were partly offset by a 1.4% negative foreign exchange transaction impact relating to the strengthening of the Brazilian real against the USDollar and a negative scope effect of 1.2%. The negative scope effect relates to the divestment or closure of operations within our core enterprises which do not qualify under IFRS 5 as discontinued operations or portfolio reorganisation between enterprises.

OPERATING PROFIT AND RECURRING EBITDA (Operating Profit before depreciation and amortization, restructuring costs and other operating income and expenses) for the first half of 2006:

The recovery in the Group’s operating results continued in the first half of 2006, with recurring EBITDA increasing by 14% to €366 million, up from €322 million. Favorable demand trends allowed us to increase volumes overall which contributed more than 6% of additional recurring EBITDA. Price increases were also key to the growth in recurring EBITDA, being essential to offset a major part of the rise in raw material costs experienced during the first half of the year.

Operating Profit in the first half of 2006 rose to €177 million, an increase of 65% on the first half of 2005. This increase was driven for the major part by the improved EBITDA but also by a sizeable reduction in restructuring costs compared to the first half of 2005.

ENTERPRISE SALES, OPERATING PROFIT AND RECURRING EBITDA ANALYSIS:

The table below presents an analysis of the change in consolidated Net Sales, Recurring EBITDA and Operating Profit by enterprise between the six-month periods ended June 30, 2005 and June 30, 2006.

	Net Sales			Recurring EBITDA			Operating Profit

	H1 2005	H1 2006	Variation	H1 2005	H1 2006	Variation	H1 2005	H1 2006
RHODIA	2 457	2 631	7,1%	322	366	13,7%	107	177
POLYAMIDE	860	942	9,5%	145	134	(7,6)%	90	83
ACETOW	197	222	12,7%	50	56	12,0%	33	42
NOVECARE	467	485	3,9%	56	55	(1,8)%	39	38
SILCEA	406	430	5,9%	50	70	40,0%	15	36
ECO SERVICES	103	116	12,6%	29	37	27,6%	18	26
ORGANICS	453	461	1,8%	26	38	46,2%		12
ENERGY SERVICES				9	25			20
CORPORATE & Others	(29)*	(25)*	(13,8)%*	(43)	(49)	14,0%	(88)	(80)

*Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

The detailed table below presents an analysis of the change in consolidated Net Sales by enterprise between the six-month periods ended June 30, 2005 and June 30, 2006.

	Net Sales H1 2005	Scope	Foreign Exchange conversion effect**	Volume & mix	Selling Price	Foreign Exchange transaction effect ***	Net Sales H1 2006
RHODIA	2 457	(29)	121	49	67	(34)	2 631
POLYAMIDE	860	(6)	79	58	(10)	(39)	942
ACETOW	197	0	7	4	11	3	222
NOVECARE	467	(17)	15	1	20	(1)	485
SILCEA	406	(14)	9	17	11	1	430
ECO SERVICES	103	(1)	5	(6)	15	0	116
ORGANICS	453	(4)	8	(18)	20	2	461
ENERGY SERVICES
CORPORATE & Others	(29)	13	(2)	(7)	0	0	(25)

* Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

**Foreign Exchange Conversion relates to the accounting translation impact conversion to euros.

***Foreign Exchange Transaction relates to the impact on selling prices of currency fluctuations on Sales made in a different currency to the local operating currency.

The detailed table below presents an analysis of the change in consolidated Recurring EBITDA by enterprise between the six-month periods ended June 30, 2005 and June 30, 2006.

	Recurring EBITDA H1 2005	Scope	Foreign Exchange conversion effect	Volume & mix	Selling Price**	Raw materials & Energy	Fixed Costs	Recurring EBITDA H1 2006	Recurring EBITDA Margin*** H1 2006
RHODIA	322	(1)	17	21	32	(42)	17	366	13,9%
POLYAMIDE	145	(6)	14	18	(47)	20	(10)	134	14,2%
ACETOW	50	(1)	2	2	14	(12)	1	56	25,2%
NOVECARE	56	(4)	3	(5)	18	(19)	6	55	11,3%
SILCEA	50	0	2	9	12	(8)	5	70	16,3%
ECO SERVICES	29	1	2	(2)	13	(3)	(3)	37	31,9%
ORGANICS	26	(5)	1	(9)	22	(17)	20	38	8,2%
ENERGY SERVICES	9	10	0	7	0	(3)	2	25
CORPORATE & Others*	(43)	2	(5)	1	0	0	(4)	(49)

*Includes other activities, sales on behalf of third parties and elimination of inter-company sales.

**Including foreign exchange transaction effect relating to the impact on selling prices of currency fluctuations on Sales made in a different currency to the local operating currency.

*** Calculated as recurring EBITDA / Net Sales

Comments for each Enterprise:

Polyamide

In the first half of 2006 net sales for Polyamide increased by 10% to €942 million. Favorable market trends particularly in our core businesses Intermediates and Engineering Plastics led to solid volume growth of 7%.

Net sales benefited from a favorable foreign currency conversion effect of 9%, this being however partly offset by a negative transaction effect of (4%).

Recurring EBITDA totaled €134 million and Operating Profit €83 million compared to €145 million and €90 million respectively in the first half 2005. In the first half of 2006, the enterprise benefited from the favorable volume growth. Price increases were rolled out throughout the period enabling for us to compensate a major part of the rise in raw material costs, essentially in the 2nd quarter where price increases in local currency more than offset the rise in raw material costs.

Recurring EBITDA was impacted by the appreciation of the Brazilian real against the euro which generated a positive foreign exchange conversion effect. However, this was more than offset by the depreciation of the USDollar against the Brazilian real which resulted in a negative transaction effect on USDollar denominated sales by our Brazilian subsidiaries.

Acetow

Net sales in the first half of 2006 benefited from favorable pricing of 6%, a positive foreign currency conversion effect of 4% and volume growth of 2% leading to an increase of 13% to € 222 million.

Recurring EBITDA totaled €56 million and Operating Profit €42 million being an increase of 12% and 27% million respectively. This increase was essentially driven by price increases that more than offset the rise in raw material costs.

Novecare

Net sales in the first half of 2006, rose 4% to €485 million mainly due to increases in prices required to compensate for rising raw material costs. Net sales were also impacted by a negative scope effect of (4%) relating in particular to the sale of a French production facility. A favorable foreign currency conversion effect of 3% was also recorded, being essentially linked to the appreciation of the USDollar in three months of the period .

Recurring EBITDA totaled €55 million, and Operating Profit €38 million being at similar levels to the first half of 2005. This was ensured by the increase in prices in order to offset the rise in raw material costs. Further savings in fixed costs were generated in the first half but these served to compensate for slightly lower volumes resulting from a rather soft agrochemicals market.

Silcea

The solid growth in net sales continued in the first half of 2006, reaching €430 million, up 6% from the first half of 2005. Volumes increased by 4% and prices by 3%. Net sales were also impacted by a favorable foreign currency conversion of 2% offset by a negative scope impact relating to portfolio reorganization of 3%.

Silcea continued to deliver strong improvement in recurring EBITDA which climbed to €70 million in the first half of 2006, an increase of 40% on the first half of 2005. The enterprise benefited from the growth in volumes and the increase in prices, which more than offset the rise in raw material costs. Further fixed cost savings were also recorded adding to the recovery in performance. The improvement in Operating Profit also benefited from lower restructuring costs. As a consequence, Operating Profit more than doubled to €36 million.

Eco Services

Favorable business conditions continued to prevail in Eco Services where net sales rose 13% to €116 million in the first half of 2006. Positive pricing trends impacted net sales by 15%. Net sales were further impacted by the favorable USDollar conversion, particularly in the 1st quarter of 5%.

Recurring EBITDA grew to €37 million and Operating Profit to € 26 million. The enterprise benefited from the positive impact of its selling price indexation mechanism on natural gas which served to more than offset the increase in raw material and energy costs particularly in the second quarter.

Organics

Net sales totaled €461 million in the first half of 2006. Significant price increases were realised in order to offset the rise in raw material costs. The positive effect of these price increases of more than 4% also offset the decline in sales volumes resulting from the exit of some markets. Net sales were favorably impacted by foreign currency conversion of 2%.

Recurring EBITDA showed a strong recovery with a 46% improvement in the first half of 2006 to €38 million. Much of this improvement was driven by the significant reduction in fixed costs following the extensive restructuring undertaken by the enterprise. In addition, price increases more than offset the rise in raw material costs. Operating profit recovered to €12 million, up from a break even position in the first half of 2005. In addition to the greatly improved operating performance, reduced amortization costs offset restructuring costs in the period.

Energy Services (newly created on January 1st, 2006)

This enterprise is focused on optimisation of the Group’s energy supply. The Enterprise centrally purchases electricity, gas and steam and from 2006 resells internally to the different enterprises at market price. The benefits generated from this optimisation are retained within Energy Services. In addition, Energy Services will be responsible for the management of the Certified Emission Reductions (CER) sales as these projects become operational.,

Recurring EBITDA amounted €25 million for the first half of 2006 compared to €9 million in the first half of 2005 when the enterprise was part of Corporate. The first quarter of 2006 saw particularly strong cogeneration activity In addition, Energy Services was able to seize on opportunities to optimise energy sourcing.

With regard to our Clean Development Mechanism project, the industrial projects are on schedule. At the beginning of July, a trading joint venture with the Societe Generale was finalized with the aim optimizing the value of our CERs.

OPERATING EXPENSES ANALYSIS

The table below shows the financial data related to our operating expenses during the first six months of 2005 and the first six months of 2006.

	Six months ended June 30,
Operating costs (in millions of euros)	2005	2006	% variation
Cost of sales	(2 200)	(2 356)	7%

Administrative and selling expenses	(270)	(277)	3%

Research and development expenses	(62)	(61)	(2)%

Restructuring costs	(33)	(12)	(63)%

Other operating income/(expenses)	(16)	(6)	(63)%

Total	(2581)	(2712)	5%

Cost of Sales

Cost of sales totaled €(2 356) million in the first half of 2006 up from €(2 200) million in same period the previous year. This increase results principally from the rise in the cost of raw materials and energy as well as a foreign exchange conversion impact resulting from the appreciation of the Brazilian real.

Administrative and Selling Expenses

Administrative and selling expenses amounted to €(277) million for the first half of 2006, slightly higher than the previous period principally due to appreciation of the Brazilian Real.

Research and Development Expenses

Research and development expenses were largely unchanged year on year amounting to €(61) million for the first half of 2006.

Restructuring Costs

Restructuring costs totaled €(12) million for the first half of 2006 a significant reduction compared to the first half of 2005 when a number of major restructuring initiatives were launched.

NET FINANCIAL RESULTS

The Financial Result showed a significant improvement at €(114) million in the first half of 2006, compared to €(229) million in the prior-year period.

Financial costs were reduced to € (184) million from €(237) million in the first half 2005. The recurring element of this reduction concerns principally the €(23) million saving of gross interest expenses on our debt following the partial debt redemption made in January 2006. In addition, the first half of 2005 was impacted by non recurring financing costs.

Foreign exchange result amounted to €2 million compared to the loss of €(53) million in the first half 2005 which was impacted by the translation effect of revaluation of the US Dollar on our dollar denominated debt.

INCOME TAX

For the first half of 2006, the Group reported a tax benefit of €33 million, compared with a €(34) million tax expense for the six months ended June 30, 2005.

This benefit mainly results from the net tax benefit recorded in the first half of 2006 in the United States in the amount of €60 million. The annual effective tax rate applied to estimate the U.S. tax group’s income tax was calculated at June 30, 2006, taking into account:

-	previously unrecognized deferred tax assets in the amount of €86 million, whose recovery in 2006 and in future years is now considered probable
-	deferred tax assets generated in 2006 in the amount of €30 million.

INCOME FROM CONTINUING OPERATIONS

Net income from continuing operations totaled €96 million in the first half of 2006 compared to a loss of €(156) million in the prior-year period.

INCOME FROM DISCONTINUED OPERATIONS

Discontinued operations recorded a loss of €(53) in the first half of 2006 compared to a loss of €(114) million in the first half of 2005. This loss was principally as a result of the divestment of the pharmaceutical custom synthesis business (please refer to note 10 of the consolidated financial statements).

NET INCOME

The Group generated a net income in the first half amounting to €43 million compared to a net loss of €(270) million in the first half of 2005. This is based on the operational recovery of the Group, the reduction in financial costs, the significant reduction in restructuring charges and the recognition of deferred tax assets in the first half of 2006.

LIQUIDITY AND CAPITAL RESOURCES

There have been no material events impacting the Group’s liquidity and capital resources since the filing of the 20-F with the Securities and Exchange Commission on April 10, 2006. As announced, the Group completed on January 24, 2006 the partial early redemption of some of its high yield bonds using € 424 million of the funds raised in the 2005 capital increase.

CONSOLIDATED CASH FLOW ANALYSIS

Cash Flow Provided by / (Used for) Operating Activities

Cash flow used by operating activities was positive at €18 million for the first half of 2006 compared to an outflow of €(105) million for the first half of 2005. This improvement is mainly due to better management of working capital. Whilst the Group’s working capital traditionally increases in the first half, this amounted to €123 million, well below the €210 million increase in the first half of 2005.

Net Cash Flow Provided by/(Used for) Investing Activities

Cash flow used by investing activities amounted to €(96) million for the first half of 2006.

Cash Flow Provided by/ (Used for) Financing Activities

Financing activities recorded a use of cash of €(485) million in the first half of 2006 of 2006 compared with €(11) million in the first half of 2005. This use of cash is principally a result of the partial early redemption of some of the Group’s high yield bonds using € 424 million at the beginning of the first half of 2006 (please refer to note 13 of the consolidated financial statements).

CONSOLIDATED BALANCE SHEET ANALYSIS:

Equity

Total equity amounted to a negative €(448) million at June 30, 2006 compared to €(666) million at December 31, 2005. This favorable variance arises principally from:

•	the effect of the change in the discount rate for retirement benefits for €119 million (please refer to note 14 of the consolidated financial statements)
•	The impact of the positive net income for 1st half of 2006 for €43 million
•	The capital increase reserved for employees of €35 million.

Borrowings:

Gross borrowings totaled €2 431 million at June 30, 2006, down from €3 014 million at December 31, 2005. Cash and cash equivalents and other current financial assets totaled €361 million at June 30, 2006 down from €925 million at December 31, 2005, principally due to the partial early redemption of some of the Group’s high yield bonds at the beginning of the first half of 2006.

At June 30, 2006, net debt (current and non current borrowings less cash and cash equivalents and other current financial assets) is slightly down at €2 070 million from €2 089 million at December, 2005.

EVENTS OCCURRING AFTER THE FINANCIAL STATEMENTS WERE CLOSED ON JUNE 30, 2006:

On July 3, 2006, Rhodia finalized the sale of 50% of the capital of the subsidiary ORBEO to Société Générale Energie, a 100% subsidiary of Société Générale. This company will mainly be responsible for selling the credits arising from the greenhouse gas emission reduction projects developed by Rhodia in South Korea and Brazil under the Kyoto Protocol.

On July 25th, 2006, as per shareholders’ alliance, Rhodia SA granted to ORBEO, a guarantee of a maximal amount of 100 million euros, covering obligations from its affiliates related to Certified Emission Reduction (CER) forward sales.

On September 13th, 2006, Rhodia received notice of the decision of the tribunal before which it had brought arbitration proceedings in relation to the liabilities transferred at the time of the spin-off from Rhône-Poulenc.

The tribunal declined jurisdiction with respect to Rhodia’s principal claim seeking recognition of a right to indemnification covering all environmental and pension liabilities.

Responding to the alternative claim by Rhodia, the tribunal upheld the indemnification caps set by the 1998 environmental guarantee agreement and the settlement agreement of March 2003. As a result, no additional indemnity was awarded.

Following this decision, Rhodia is now reviewing its possible courses of action.

Ratio of Earnings to Fixed Charges (in millions of euros, except ratios)
	Six Months Ended June 30, 2006
	IFRS	US GAAP
Fixed Charges:
Interest expense, including amortization of premiums, discounts, capitalized expenses related to indebtedness, plus capitalized interest	104	104
Reasonable approximation of the interest factor within rental expense(1)	4	4
Total Fixed Charges	108	108
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees(2)	63	11
Fixed charges	108	108
Amortization of capitalized interest	4	4
Distributed income of equity investees	-	-
Capitalized interest	-	-
Total Earnings	175	123
Ratio of Earnings to Fixed Charges	1.6	1.1
(1)	Rhodia assumed one-third of rental expense relating to operating leases as the interest portion thereof, as management believes that it represents a reasonable approximation of the interest factor.
(2)	See Note 16 to the Consolidated Financial Statements for a reconciliation of net income between IFRS and U.S GAAP.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report that are not historical facts are statements of future expectations and other forward-looking statements. These statements are based on the current vision and the assumptions and estimates of our management. They include risks and uncertainties, both known and unknown, that could result in significant differences with regard to earnings, profitability and events forecast. The main factors that could cause such differences in actual results include:

•	changes in raw material prices, in particular the price of oil and oil derivatives;
•	changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;
•	our ability to introduce new products and to continue to develop our production process;
•	customers and market concentration;
•	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;
•	changes in economic or technological trends;
•	potential environmental claims, costs, liabilities or other obligations;
•	general competitive and market factors on a global, regional and/or national basis; and
•

optimizing the value of credits (CER) issued in regards to projects for the reduction of greenhouse gasses in South Korea and Brazil, developed within the framework of the Clean Development Mechanism (CDM) under the Kyoto Protocol.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in “Item 3. Key Information—Risk Factors” included in our annual report for the year ended December 31, 2005 on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 1, 2006

Rhodia Group

Condensed Consolidated

Financial Statements

For the six months ended
June 30, 2006

2

A. Consolidated income statements

(in millions of euros)	Note	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
		2006 (*)	2005 (*)	2006	2005	2005
Net sales	5	1,321	1,264	2,631	2,457	4,922
Other revenue		98	93	258	231	454
Cost of sales		(1,140)	(1,106)	(2,356)	(2,200)	(4,482)
Administrative and selling expenses		(139)	(140)	(277)	(270)	(561)
Research and development expenses		(33)	(32)	(61)	(62)	(121)
Restructuring costs	6	(7)	(28)	(12)	(33)	(86)
Other operating income/(expenses)	7		(16)	(6)	(16)	(43)
Operating profit		100	35	177	107	83
Finance income	8	30	23	68	61	127
Finance costs	8	(86)	(104)	(184)	(237)	(496)
Foreign exchange gains/(losses)	8	1	(24)	2	(53)	(67)
Share of profit/(loss) of associates
Income/(loss) before income tax		45	(70)	63	(122)	(353)
Income tax (expense)/benefit	9	45	(26)	33	(34)	(53)
Income/(loss) from continuing operations		90	(96)	96	(156)	(406)
Loss from discontinued operations	10	(12)	(100)	(53)	(114)	(209)
Net income/(loss) for the period	4	78	(196)	43	(270)	(615)
Attributable to:
Equity holders of Rhodia S.A.		77	(197)	41	(269)	(616)
Minority interests		1	1	2	(1)	1
Income/(loss) per share from continuing operations (in euro) - basic and diluted		0.08	(0.15)	0.08	(0.25)	(0.63)
Net income/(loss) per share (in euro) – basic and diluted		0.07	(0.31)	0.03	(0.43)	(0.95)
Weighted average number of shares before dilution		1,177,018,405	627,582,158	1,176,868,307	627,582,158	645,635,891
Weighted average number of shares after dilution		1,179,419,542	627,582,158	1,179,544,778	627,582,158	645,635,891
(*)	Not covered by auditors’ limited review

See notes to condensed consolidated financial statements.

Rhodia - Condensed consolidated financial statements – June 30, 2006 3

B. Consolidated balance sheets

Assets
(in millions of euros)	Note	At June 30, 2006	At December 31, 2005
Property, plant and equipment		1,958	2,135
Goodwill		227	244
Other intangible assets		180	154
Investments in associates		4	4
Other non-current financial assets		165	164
Deferred tax assets		129	83
Non-current assets		2,663	2,784
Inventories		653	630
Income tax receivable		25	20
Trade and other receivables		1,085	1,188
Derivative financial instruments		23	42
Other current financial assets		10	5
Cash and cash equivalents	12	351	920
Assets classified as held for sale		173	57
Current assets		2,320	2,862
TOTAL ASSETS		4,983	5,646

See notes to condensed consolidated financial statements.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 4

Equity and liabilities
(in millions of euros)	Note	At June 30, 2006	At December 31, 2005
Share capital	11	1,204	1,177
Additional paid-in capital	11	22	570
Other reserves	11	140	141
Deficit	11	(1,839)	(2,580)
Equity attributable to equity holders of Rhodia S.A.		(473)	(692)
Minority interests		25	26
Total equity		(448)	(666)
Borrowings	13	1,930	1,975
Retirement benefits and similar obligations	14	1,122	1,269
Provisions	15	280	297
Deferred tax liabilities		23	34
Other non-current liabilities		65	46
Non-current liabilities		3,420	3,621
Borrowings	13	501	1,039
Derivative financial instruments		14	14
Retirement benefits and similar obligations	14	64	81
Provisions		140	204
Income tax payable		34	31
Trade and other payables		1,086	1,271
Liabilities associated with assets classified as held for sale		172	51
Current liabilities		2,011	2,691
TOTAL EQUITY AND LIABILITIES		4,983	5,646

See notes to condensed consolidated financial statements.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 5

C. Consolidated statements of recognized income and expenses

		Six months ended June 30
(in millions of euros)	Note	2006	2005
Currency translation differences		(7)	104
Gains/(losses) on cash flow hedges		5	2
Actuarial gains/(losses) on retirement benefits	14	128	0
Tax impact of items taken to equity		(1)	0
Net expense directly recognized in equity		125	106
Net income/(loss) for the period		43	(270)
Total recognized income and expenses		168	(164)
Attributable to:
Equity holders of Rhodia S.A.		167	(165)
Minority interests		1	1

See notes to condensed consolidated financial statements.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 6

D. Consolidated statements of changes in equity

			Other reserves
(in millions of euros)	Share capital	Additional paid-in capital	Cash flow hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total
At January 1, 2006	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)
Appropriation of earnings		(556)				556	0		0
Dividends							0	(2)	(2)
Share capital increase	27	8					35		35
Net income for the period						41	41	2	43
Income and expenses directly recognized in equity			5	(6)		127	126	(1)	125
Other movements (1)						17	17		17
At June 30, 2006	1,204	22	0	108	32	(1,839)	(473)	25	(448)

(1) Includes the assignment of an equalization tax receivable in the amount of €12 million (see Note 12.5) and the costs of the allotment of the bonus share plans for €4.2 million (see Note 12.4) and the stock option plans for €0.3 million.

At January 1, 2005	628	807	(9)	(11)	32	(1,993)	(546)	25	(521)
Appropriation of earnings		(264)				264
Loss for the period						(269)	(269)	(1)	(270)
Income and expenses directly recognized in equity			2	101		1	104	2	106
At June 30, 2005	628	543	(7)	90	32	(1,997)	(711)	26	(685)

See notes to condensed consolidated financial statements.

Rhodia – Condensed consolidated financial statements – June 30, 2006. 7

E. Consolidated statements of cash flows

	Six months ended June 30,
(in millions of euros)	2006	2005
Net income/(loss) for the period	43	(270)
Adjustments for:
Depreciation, amortization and impairment of non-current assets	177	280
Net increase/(decrease) in provisions and employee benefits	(46)	(21)
Net increase/(decrease) in financial provisions	2	32
Share of profit/(loss) of associates	0	0
Dividends received from associates	0	0
Other income and expense	2	(5)
Gain/(loss) on disposal of non-current assets	19	3
Income tax expense/(income)	(53)	15
Foreign exchange losses/(gains)	(3)	71
Changes in working capital
- (Increase)/decrease in inventories and work-in-progress	(61)	(10)
- (Increase)/decrease in trade and other receivables	17	17
- Increase/(decrease) in trade and other payables	(74)	(70)
- Increase/(decrease) in other current assets and liabilities	(5)	(147)
Net cash from (used by) operating activities	18	(105)
Purchases of property, plant and equipment	(113)	(109)
Purchases of other non-current assets	(19)	(12)
Proceeds on disposal of non-current assets	32	28
(Purchases of)/repayments of loans and financial investments	4	(10)
Net cash used by investing activities	(96)	(103)
Proceeds from issue of shares, net of costs	35	0
Dividends paid	(2)	0
New long-term borrowings, net of costs	4	645
Repayments of non-current borrowings, net of costs	(501)	(473)
Net increase/(decrease) in current borrowings	(21)	(183)
Net cash used by from financing activities	(485)	(11)
Effect of foreign exchange rate changes	(5)	32
Net decrease in cash and cash equivalents	(568)	(187)
Cash and cash equivalents at the beginning of the period	920	612
Cash and cash equivalents at the end of the period	352	425

See notes to condensed consolidated financial statements.

Rhodia – Condensed consolidated financial statements – June 30, 2006. 8

F. Notes to the condensed consolidated financial statements

1. General information

Rhodia S.A. and its subsidiaries (“Rhodia” or the “Group”) produce, market and develop specialty chemicals in three business areas: Performance Materials, Applications Chemistry and Organics and Services.

Rhodia has offices worldwide, particularly in Europe, the United States, Brazil and China.

Rhodia S.A. is a public limited company registered and domiciled in France. Its registered office is located at Paris–La Défense.

Rhodia S.A. is listed on the Euronext Paris and the New York Stock Exchange.

These condensed consolidated financial statements were reviewed on July 27, 2006 by the Board of Directors.

2. Principal accounting methods

2.1.	Accounting standards

Rhodia prepares its condensed consolidated financial statements on a quarterly basis, in accordance with IAS 34, Interim financial reporting. They do not include any information required for the preparation of the annual consolidated financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005, as included in the Document de Référence filed by Rhodia with the AMF on March 27, 2006 and the Form 20-F filed by Rhodia with the SEC on April 10, 2006.

2.2.	Basis of preparation

The condensed consolidated financial statements for the six months ended June 30, 2006 were prepared using the same accounting methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2005. It should be noted that the amendment to IAS 19 Actuarial gains and losses, group plans and disclosures and IFRIC 4 Determining whether an arrangement contains a lease, adopted by the European Union on November 24, 2005 and applicable to accounting periods beginning on or after January 1, 2006, were adopted early by Rhodia in the consolidated financial statements at January 1, 2005. The other standards, interpretations and amendments adopted by the European Union at June 30, 2006 and their mandatory adoption at January 1, 2006 had no impact on the condensed consolidated financial statements for the six months ended June 30, 2006.

The condensed consolidated financial statements are presented in euros and rounded up to the nearest million euros, unless otherwise indicated.

2.3.	Estimates

The preparation of the interim consolidated financial statements requires the use of estimates and the formulation of judgments and assumptions that have an impact on the application of accounting methods and the amounts shown in the condensed consolidated financial statements.

Rhodia – Condensed consolidated financial statements – June 30, 2006. 9

For the preparation of the condensed consolidated financial statements, management made estimates and formulated judgments and assumptions for the same items as those used for the preparation of the consolidated financial statements for the year ended December 31, 2005, except with respect to the following:

•	Income tax expense

For interim period-ends, the income tax expense is calculated, for each Group tax entity, by applying the estimated average effective tax rate for the current year to the pre-tax profit or loss for the interim period. This tax rate is calculated by taking into account previously unrecognized deferred tax assets, whose recovery is deemed probable. This probability is estimated according to the same criteria as that applied to the year-end accounts.

•	Retirement obligations and other long-term employee benefits

For interim period-ends, retirement benefit obligations and other long-term employee benefits are calculated using an extrapolation from the actuarial assessments performed at the previous year-end. These assessments are modified in the event of any significant change in market conditions compared with the previous year-end or curtailments, settlements or any other material one-time events.

Fluctuations in long-term interest rates in the second quarter of 2006 led Rhodia to re-estimate retirement obligations and other long-term employee benefits for the main countries (France, Germany and the United States). Independent actuaries performed these re-estimates. The fair value of the plan assets was also re-estimated.

•	Environmental provisions

Due to fluctuations in long-term interest rates in the Euro zone, the United Kingdom and the United States, environmental provisions were re-estimated.

Rhodia – Condensed consolidated financial statements – June 30, 2006. 10

Notes to the consolidated income statement

3. Unusual items with an impact on the condensed consolidated financial statements

No material unusual items had an impact on the condensed consolidated financial statements for the six months ended June 30, 2006.

4. Seasonality effects

The Group’s activity and operating results in the first six months of 2006 were not of a seasonal or cyclical nature compared to the activity and operating results for the entire year.

5. Segment information

The following information concerns continuing operations. Information on discontinued operations is presented in Note 10.

Rhodia is organized into companies corresponding to its business segments. Following the sales of the “Decorative Coatings and Adhesives” business (Latex business) of the Coatis segment and the pharmaceutical development and customs synthesis business of the Rhodia Pharma Solutions segment, Rhodia was reorganized around the following 8 enterprises with the elimination of Coatis and Rhodia Pharma Solutions and the creation of Energy Services:

•	Polyamide, whose group structure remains unchanged except for the consolidation of the Solvents business of Coatis,
•	Acetow, whose group structure remains unchanged,
•	Novecare, whose group structure remains unchanged,
•	Silcea, whose group structure remains unchanged,
•	Eco Services, whose group structure remains unchanged,
•	Organics, which acquired most of the remaining businesses of Coatis and Rhodia Pharma Solutions,
•

Energy Services, previously included in the Corporate and Other segment, which manages the Group’s energy supplies and will be responsible for managing the credits arising from the greenhouse gas emission reduction projects developed by Rhodia under the Kyoto Protocol,

•	Corporate and Other, which mainly includes the management of the Group’s shared services, Corporate expenses and a secondary trading activity.

Rhodia – Condensed consolidated financial statements – June 30, 2006. 11

5.1. Information by business segment

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Three months ended June 30, 2006 (*)
Net sales	478	113	239	214	60	229		17	1,350
Other revenue	29	1	3	8	1	26	93	40	201
Inter-company sales - Net sales	(23)		(2)	(2)		(1)	(64)	(1)	(29)
Inter-company sales – Other revenue	(5)			(2)		(16)		(16)	(103)
External net sales	455	113	237	212	60	228		16	1,321
Other external income	24	1	3	6	1	10	29	24	98
Operating profit/(loss)	51	21	17	21	19	8	3	(40)	100
Loss from financial items									(55)
Income tax benefit									45
Income from continuing operations									90
Recurring EBITDA (1)	77	26	26	38	23	21	3	(26)	188

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Three months ended June 30, 2005 (*)
Net sales	441	105	239	211	55	225		23	1,299
Other revenue	27	1	3	5	1	24	71	54	186
Inter-company sales – Net sales	(18)		(2)	(8)		(5)		(2)	(35)
Inter-company sales - Other revenue	(6)					(12)	(53)	(22)	(93)
External net sales	423	105	237	203	55	220		21	1,264
Other external revenue	21	1	3	5	1	12	18	32	93
Operating profit/(loss)	38	18	20	4	12	(6)	5	(56)	35
Income/(loss) from financial items									(105)
Income tax expense									(26)
Loss from continuing operations									(96)
Recurring EBITDA (1)	71	27	28	25	18	8	7	(25)	159

(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.
(*)Not covered by auditors’ limited review

Rhodia - Condensed consolidated financial statements – June 30, 2006. 12

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Six months ended June 30, 2006
Net sales	942	222	485	430	116	461		35	2,691
Other revenue	64	3	5	15	3	60	246	79	475
Inter-company sales - Net sales	(43)		(4)	(8)		(5)			(60)
Inter-company sales – Other revenue	(10)	(1)	(1)	(2)		(40)	(128)	(35)	(217)
External net sales	899	222	481	422	116	456		35	2,631
Other external revenue	54	2	4	13	3	20	118	44	258
Operating profit/(loss)	83	42	38	36	26	12	20	(80)	177
Loss from financial items									(114)
Income tax benefit									33
Income from continuing operations									96
Recurring EBITDA (1)	134	56	55	70	37	38	25	(49)	366

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Six months ended June 30, 2005
Net sales	860	197	467	406	103	453		44	2,530
Other revenue	58	2	5	13	3	41	190	104	416
Inter-company sales - Net sales	(38)		(5)	(16)	(1)	(9)		(4)	(73)
Inter-company sales – Other revenue	(9)			(2)		(21)	(104)	(49)	(185)
External net sales	822	197	462	390	102	444		40	2,457
Other external income	49	2	5	11	3	20	86	55	231
Operating profit/(loss)	90	33	39	15	18	0	0	(88)	107
Loss from financial items									(229)
Income tax expense									(34)
Loss from continuing operations									(156)
Recurring EBITDA (1)	145	50	56	50	29	26	9	(43)	322

(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 13

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Year ended December 31, 2005
Net sales	1,710	410	935	810	209	912		83	5,069
Other revenue	117	3	9	25	7	91	386	204	842
Inter-company sales – Net sales	(84)	(1)	(10)	(29)		(18)		(5)	(147)
Inter-company sales - Other revenue	(19)		(1)	(4)		(48)	(221)	(95)	(388)
External net sales	1,626	409	925	781	209	894		78	4,922
Other external revenue	98	3	8	21	7	43	165	109	454
Operating profit/(loss)	135	65	53	20	36	(23)	13	(216)	83
Loss from financial items									(436)
Income tax expense									(53)
Loss from continuing operations									(406)
Recurring EBITDA (1)	243	100	96	102	57	34	25	(88)	569
(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

Net depreciation, amortization and impairment for the period by business segment break down as follows:

(in millions of euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
Three months ended June 30, 2006 (*)
Depreciation, amortization and impairment	(24)	(6)	(8)	(16)	(4)	(9)	(1)	(13)	(81)
Three months ended June 30, 2005 (*)
Depreciation, amortization and impairment	(24)	(8)	(8)	(17)	(6)	(14)	(1)	(8)	(86)
Six months ended June 30, 2006
Depreciation, amortization and impairment	(49)	(14)	(18)	(32)	(9)	(19)	(5)	(25)	(171)
Six months ended June 30, 2005
Depreciation, amortization and impairment	(47)	(16)	(16)	(32)	(11)	(26)	(6)	(18)	(172)
Year ended December 31, 2005
Depreciation, amortization and impairment	(91)	(34)	(36)	(63)	(21)	(58)	(8)	(47)	(358)
(*) Not covered by auditors’ limited review

Rhodia – Condensed consolidated financial statements – June 30, 2006. 14

5.2. Information by geographical area

Total net sales and other revenue by geographical area break down as follows:

(in millions of euros)	Three months ended June 30, (*)		Six months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
France	233	207	533	470	991
Rest of Europe	496	445	974	884	1,643
North America	261	256	535	495	1,036
South America	189	190	385	356	685
Asia and other countries	240	259	462	483	1,021
Total	1,419	1,357	2,889	2,688	5,376

Net sales by geographical area are calculated according to the customer’s geographical location.

The costs incurred in the first six months of 2006 and 2005 for the acquisition of segment assets (property, plant and equipment and intangible assets), based on the assets’ geographical location, are as follows:

(in millions of euros)	June 30, 2006	June 30, 2005
France	59	58
Rest of Europe	22	25
North America	17	17
South America	17	14
Asia and other countries	17	7
Total	132	121

6. Restructuring costs

(in millions of euros)	Three months ended June 30, (*)		Six months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
New plans	(2)	(18)	(7)	(22)	(46)
Re-estimated costs of previous plans	(5)	(6)	(5)	(7)	(34)
Impairment of non-current assets		(4)		(4)	(1)
Impairment of current assets					(5)
Total	(7)	(28)	(12)	(33)	(86)

In 2006, the new plans mainly correspond to the productivity measures undertaken at Organics.

(*) Not covered by auditors’ limited review

Rhodia – Condensed consolidated financial statements – June 30, 2006. 15

7. Other operating income and expenses

(in millions of euros)	Three months ended June 30, (*)		Six months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
Net gains or losses on disposal of assets	4	(6)	3	(3)	10
Income/(expenses) related to environmental provisions	1	(8)	(1)	(8)	(27)
Other operating income/(expenses)	(5)	(2)	(8)	(5)	(26)
Total	0	(16)	(6)	(16)	(43)

For the six months ended June 30, 2006, the recognized gains or losses correspond to various individually immaterial items.

8. Income/(loss) from financial items

(in millions of euros)	Three months ended June 30, (*)		Six months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
Gross interest expense on borrowings	(48)	(60)	(104)	(127)	(260)
Other finance costs	(2)	(8)	(4)	(33)	(93)
Discounting effects	(33)	(37)	(66)	(70)	(138)
Expenses on interest-rate derivatives		(1)	(6)	(8)	(3)
Other	(3)	2	(4)	1	(2)
Total costs	(86)	(104)	(184)	(237)	(496)
Income from short-term investments	4	1	9	6	18
Expected return on pension plan assets	24	22	49	43	91
Income from interest-rate derivatives	1		9	11	12
Other	1		1	1	6
Total income	30	23	68	61	127
Foreign exchange gains/(losses)	1	(24)	2	(53)	(67)
Total	(55)	(105)	(114)	(229)	(436)

In the first six months of 2006, the gross interest tax expense benefited from the partial early redemption of “High Yield” notes (see Note 14).

In the first six months of 2005, other net finance costs comprised non-recurring costs in the amount of €(21) million relating to the refinancing transactions in the first six months of 2005, including €(8) million in respect of the early redemption premium regarding the European Medium-Term Notes (EMTNs) maturing in 2006 and €(13) million in respect of the exceptional amortization of issue costs following the refinancing of the RFA credit line.

(*) Not covered by auditors’ limited review

Rhodia – Condensed consolidated financial statements – June 30, 2006. 16

9. Income tax

For the six months ended June 30, 2006, the Group reported a tax benefit of €33 million, compared with a €(34) million tax expense for the six months ended June 30, 2005.

This benefit mainly results from the net tax benefit recorded in the first half of 2006 in the United States in the amount of €60 million. The annual effective tax rate applied to estimate the U.S. tax group’s income tax was calculated at June 30, 2006, taking into account:

•	previously unrecognized deferred tax assets in the amount of €86 million, whose recovery in 2006 and in future years is now considered probable
•	deferred tax assets generated in 2006 in the amount of €30 million.

The recognition of these deferred tax assets via the annual effective tax rate will result in an additional tax benefit estimated at €56 million in the second half of 2006. Management believes that, due to the restructuring measures undertaken since 2004 and, in particular, the disposal of the loss-making “Development and custom synthesis for the pharmaceuticals industry” business of Rhodia Pharma Solutions at the end of March 2006, the U.S. tax group shall have future tax profits against which these deferred tax assets may be offset.

Management has not modified its estimate of the probability of recovering the deferred tax assets relating to French and British tax groups. Thus, no new deferred tax assets were recorded for the six months ended June 30, 2006.

10. Loss from discontinued operations

(in millions of euros)	Three months ended June 30, (*)		Six months ended June 30,		Year ended December 31,
	2006	2005	2006	2005	2005
Net sales	54	131	134	255	478
Other revenue	3	9	10	17	36
Operating expenses	(68)	(239)	(173)	(385)	(693)
Finance costs			(1)		(18)
Loss from discontinued operations before tax and gains/(losses) on disposals	(11)	(99)	(30)	(113)	(197)
Gains/(losses) on disposals			(21)		(22)
Tax effect	(1)	(1)	(2)	(1)	10
Loss from discontinued operations	(12)	(100)	(53)	(114)	(209)
(*) Not covered by auditors’ limited review

Rhodia - Condensed consolidated financial statements – June 30, 2006. 17

10.1. Disposals in the first half of 2006

In the first half of 2006, Rhodia completed sales on the following dates:

•	At the end of January, the “Decorative Coatings and Adhesives” business (Latex business) of the former Coatis segment was sold to Hexion Specialty Chemicals Inc.
•	At the end of March, Rhodia sold the “Development and custom synthesis for the pharmaceuticals industry” business of the Rhodia Pharma Solutions segment to Shasun Chemicals & Drug Ltd.

The sales completed in the first half of 2006 generated a net capital loss of €(21) million before tax, mainly relating to the sale of the “Development and Customs Synthesis for the pharmaceuticals industry” business. This capital loss includes the €(18) million transfer to profit and loss of the translation reserve related to its investment in a U.S. subsidiary that was sold as part of the transaction.

10.2. Disposals in progress at June 30, 2006

The main businesses in the process of being sold at June 30, 2006 are as follows:

•

Nylstar: this 50% owned entity was classified under discontinued operations in 2004, pursuant to Rhodia’s commitment to a sale in connection with its withdrawal from the European textile business of the Polyamide segment. The negotiations are under way with RadiciGroup and those negotiations initiated more recently with other potential buyers should lead to the signing of a sales agreement before the end of 2006.

•

Spanish phosphates production business of the Corporate and Other segment: after having withdrawn from the phosphates production business at Rieme in Belgium, Rhodia has been actively negotiating the sale of this business since the end of 2005.

•

Production and sale of industrial wires and fibers in Europe (Polyamide segment): In the first half of 2006, Rhodia undertook a process to sell its European fiber production and sales business located on 5 sites (Switzerland, Germany, Latvia, Poland and Slovakia) and has received several offers from potential buyers for a transaction that should be finalized within the next twelve months.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 18

Notes to the consolidated balance sheet

11. Equity

11.1 Share capital and additional paid-in capital

At June 30, 2006, the share capital comprised 1,204,186,174 shares with a par value of €1 each.

In connection with the capital increase reserved for employees, on June 30, 2006, Rhodia issued 27,469,633 new shares as well as 215,193 share subscription warrants for the employees of the Group’s subsidiaries in Germany. The gross proceeds on the issue totaled €36 million. The new shares were issued at a unit price of €1.35 (€1.59 for employees of Group companies in Germany), generating an issue premium of €0.35 (€0.59 for employees of Group companies in Germany), and rank for dividends on January 1, 2006. The costs of €1.2 million relating to this transaction were offset against the issue premium.

11.1. a Description of the offers proposed

The Group’s employees, in addition to those taking retirement or early retirement in France, were able to subscribe to a reserved capital increase in the first half of 2006 through two options:

•

The “classic” offer: subscription through a bridge fund to Rhodia shares at a discount (15%) compared with the benchmark price (determined on June 16 as the average opening Rhodia share price on the Paris stock market for the twenty trading days prior to June 16 and therefore set at €1.59).

•

The leveraged offer: subscription via the Group’s Saving Plans to a number of Rhodia shares entitling the holder, upon expiry of the 5-year holding period, to benefit from the best return between a yearly 2% personal contribution bonus and a multiple of 9.2 or 8.7 times, depending on the country (10.2 times for Group employees in Germany), the average increase in the Rhodia shares subscribed to with the personal contribution calculated in relation to the subscription price.

11.1. b Cost of the transaction for 2006

The subscription price was defined using the benchmark price set on June 16 at €1.59 and discounted at 15% to €1.35. However, the grant date was set for June 21, the expiry date of the subscribers’ retraction period, resulting in a share price on this date of €1.50.

In accordance with IFRS 2 and after taking into account the cost of non-transferability of shares by the subscriber, determined using observable market data and the specific market characteristics of the Rhodia share, the cost relating to this transaction was nil.

11.2 Dividends

No dividends were paid to the equity holders of Rhodia S.A. during the first half of 2006.

11.3 Translation reserve

The movement in the translation reserve in the first half of 2006 totaling €(6) million results from the appreciation of the Brazilian Real and the transfer to profit and loss of the translation reserve relating to its investment in a U.S. subsidiary sold as part of the disposal of the pharmaceuticals custom development and synthesis business (see Note 10).

Rhodia - Condensed consolidated financial statements – June 30, 2006. 19

11.4 Bonus share plan

Under the 2005 French Finance Act, French companies are entitled to grant bonus shares to their executives and employees as from January 1, 2005. In accordance with the resolutions adopted by the Extraordinary General Meeting of June 23, 2005, the Board of Directors approved on January 13, 2006 the terms and conditions governing two bonus share allotment plans subject to performance criteria and the vesting and holding period.

The terms and conditions of these plans are as follows:

	Plan A	Plan B
Number of shares	4,653,125	4,653,125
Number of beneficiaries	338	338
Grant date	January 13, 2006	January 13, 2006
Vesting date	January 14, 2008	January 14, 2008
Holding period	Minimum January 15, 2010	Minimum January 15, 2010
Performance criteria	Recurring EBITDA/net sales margin >13% for the period ended 12/31/2006 according to the standards prevailing during the IFRS transition	Recurring EBITDA margin exceeding the average margin of a panel of competitors for the period ended 12/31/2006
Validation of vesting conditions	Board of Directors	Board of Directors

The expense recognized in the first half of 2006 totaled €4.2 million and corresponds to the cost of Plan A and Plan B (assumption under which the performance criteria of both plans will be met at December 31, 2006) calculated on a pro rata basis over the vesting period.

11.5 Other movements

During the first half of 2006, Rhodia sold, without recourse, to a financial institution a litigious claim with the French State for a firm and final price of €12 million. This litigious claim relates to equalization taxes previously paid which were charged to shareholders’ equity. Therefore, the corresponding sales price was credited to shareholders’ equity.

12. Cash and cash equivalents

12.1 Analysis by type

(in millions of euros)	At June 30, 2006	At December 31, 2005
Cash in bank	256	248
Bank deposits	76	100
Money market funds	19	572
Total	351	920

The decrease in the money market funds mainly results from the partial early redemption of the “High Yield” notes (see Note 14).

Rhodia - Condensed consolidated financial statements – June 30, 2006. 20

12.2 Consolidated statement of cash flows

At June 30, 2006, discontinued operations contributed to net cash used by operating activities in the amount of €(15) million, to net cash used by investing activities in the amount of €(15) million and net cash from financing activities in the amount of €4 million.

13. Borrowings

During the first half of 2006, Rhodia finalized the early redemption of a portion of its High Yield notes in the amount of €424 million, out of total net funds of €576 million raised during the capital increase of 2005.

Rhodia therefore redeemed:

•

the maximum authorized nominal amount, i.e., 35% of the nominal amount of the euro-denominated Senior 10.50% High Yield Notes and the dollar-denominated Senior 10.25% High Yield Notes, both maturing in 2010;

•	21.6% of the nominal value of the euro-denominated Senior Subordinated 9.25% High Yield Notes and the dollar-denominated Senior Subordinated 8.875% High Yield Notes, both maturing in 2011.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 21

Analysis of borrowings by type

At June 30, 2006
(in millions of euros)	Amount at amortized cost (1)	Redemption value	Fair value (2)	Maturity	Effective rates before hedging (3) - (4)
Bilateral credit facilities	157	157	157	2007	Libor/Euribor + 0.4% / 2.75%
Commercial paper	4	4	4	1-3 months	Euribor + 0.70%
Securitization of receivables (5)	292	292	292	2007
Finance lease debts	13	13	13	2007	Libor/Euribor + 3.05%
Other debts	11	11	11	2007	< 5%
Accrued interest payable	24	24	24	-	-
Sub-total short-term	501	501	501
2003 USD senior notes	155	157	158	06/01/2010	8.2%
2003 EUR senior notes	701	700	736	06/01/2010	8%
2003 USD subordinated notes	233	237	237	06/01/2011	9.4%
2003 EUR subordinated notes	233	235	250	06/01/2011	9.8%
2004 USD senior notes	316	331	357	06/01/2010	11.7%
2004 EUR senior notes	112	118	137	06/01/2010	12%
Other notes	25	25	25	03/10/2009	Euribor + 1.60%
Securitization of receivables (5)	12	12	12	2007-2008
Bilateral credit facilities	14	14	14	2007-2012	Libor/Euribor + 0.4% / 2.75%
Finance lease debts	108	108	108	2007-2016	Libor/Euribor + 3.05%
Other debts	21	21	21	2007-2015	< 5%
Sub-total long-term	1,930	1,959	2,055
Total	2,431	2,460	2,556

(1) Amortized cost includes the impact of the revaluation of fair value hedges (€1.7 million for the euro tranche of 2003 Senior notes, and €2.7 million for the euro tranche of 2003 Subordinated notes).

(2) The prices of Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.

(3) Effective interest rate before impact of hedges.

(4) Libor/Euribor are mainly 1, 3 or 6 months.

(5) Trade receivable securitization agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 22

At December 31, 2005
(in millions of euros)	Amount at amortized cost (1)	Redemption value	Fair value (2)	Maturity	Effective rates before hedging (3) - (4)
2001 European Medium-Term Notes	54	54	54	03/26/2006	6.11%
2004 USD senior notes	193	192	209	01/24/2006	11.70%
2004 EUR senior notes	63	63	72	01/24/2006	11.96%
2003 USD subordinated notes	71	70	72	01/24/2006	9.38%
2003 EUR subordinated notes	65	65	69	01/24/2006	9.76%
Other notes	25	25	25	03/10/2006	Euribor + 1.30%
Early redemption penalties	39	39	39		-
Bilateral credit facilities	152	152	152	2006	Libor/Euribor + 0.4% / 2.75%
Commercial paper	7	7	7	1-3 months	Euribor + 0.70%
Securitization of receivables (5)	315	315	315	2006	4.36%
Finance lease debts	16	16	16	2006	Libor/Euribor + 3.05%
Other debts	16	16	16	2006	< 5%
Accrued interest payable	23	23	23	-
Sub-total short-term	1,039	1,037	1,069
2003 USD senior notes	166	170	168	06/01/2010	8.16%
2003 EUR senior notes	702	700	731	06/01/2010	8.05%
2003 USD subordinated notes	250	256	260	06/01/2011	9.38%
2003 EUR subordinated notes	233	235	249	06/01/2011	9.76%
2004 USD senior notes	338	357	389	06/01/2010	11.70%
2004 EUR senior notes	112	118	134	06/01/2010	11.96%
Securitization of receivables (5)	13	13	13	2007-2008	4.36%
Bilateral credit facilities	27	27	27	2007-2012	Libor/Euribor + 0.4% / 2.75%
Finance lease debts	113	113	113	2007-2016	Libor/Euribor + 3.05%
Other debts	21	21	21	2007-2015	< 5%
Sub-total long-term	1,975	2,010	2,105
Total	3,014	3,047	3,174

(1) Amortized cost includes the impact of revaluation of fair value hedges (€0.1 million for the 2001 EMTN, €2 million for the euro tranche of 2003 Senior notes and €3 million on the euro tranche of 2003 Subordinated notes).

(2) The prices of Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.
(3) Effective interest rate before impact of hedges.
(4) Libor/Euribor are mainly 1, 3 or 6 months.
(5) Trade receivable securitization agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 23

14. Retirement benefits and similar obligations

In 2005, Rhodia adopted the option offered by the amendment to IAS 19 Actuarial gains and losses, group plans and disclosures, allowing for the recognition of actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions directly in equity for the period in which they occur as an offset of the increase or decrease in the obligation.

Since long-term interest rates fluctuated considerably during the second quarter of 2006, on June 30, 2006, Rhodia re-estimated retirement obligations and other long-term employee benefits for the main countries.

The following discount rates were used:

	At June 30, 2006
	France and Germany	United States	United Kingdom
Discount rate	4.75%	6.00%	5.10%

At the same time, the fair values of the main plan assets were re-estimated in the United States and the United Kingdom.

The effect of the change in discount rate and the remeasurement of the plan assets led to the following impacts at June 30, 2006:

(in millions of euros)	Impact of change in discount rates	Impact of remeasurement of plan assets
Actuarial gains and losses recognized in equity
Actuarial gains on retirement benefits	119	9

Obligations recognized in liabilities
Retirement obligations	(120)	(9)
Other long-term employee benefits	(3)

(Loss)/gain recognized in profit and loss
Other long-term employee benefits	3

15. Environmental provisions

Due to significant fluctuations in long-term interest rates in the Euro zone, the United Kingdom and the United States, Rhodia re-estimated environmental provisions at June 30, 2006. The increase in the rates used for their financial discounting at June 30, 2006 resulted in a decrease in such provisions by €4 million.

The discount rates used at June 30, 2006 were determined by zone based on a risk-free rate (government bonds) and excluded inflation:

	5 years	10 years	20 years
France		1.90%
United Kingdom	2.60%		2.40%
United States	2.40%	2.40%
Brazil			5.25%

At June 30, 2006, environmental provisions totaled €218 million, compared with €232 million at December 31, 2005.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 24

At June 30, 2006, there were no significant changes in contingent environmental liabilities estimated at €145 million at December 31, 2005.

16. Litigation

No major events occurred during the first half of 2006 relating to new litigation or existing litigation at December 31, 2005.

17. Subsequent events

•

On July 3, 2006, Rhodia finalized the sale of 50% of the capital of the subsidiary ORBEO to Société Générale Energie, a 100% subsidiary of Société Générale. This company will mainly be responsible for selling the credits arising from the greenhouse gas emission reduction projects developed by Rhodia in South Korea and Brazil under the Kyoto Protocol.

•

On July 25th, 2006, as per shareholders’ alliance, Rhodia SA granted to ORBEO, a guarantee of a maximal amount of 100 million euros, covering obligations from its affiliates related to Certified Emission Reduction (CER) forward sales.

•

On September 13th, 2006, Rhodia received notice of the decision of the tribunal before which it had brought arbitration proceedings in relation to the liabilities transferred at the time of the spin-off from Rhône-Poulenc.

The tribunal declined jurisdiction with respect to Rhodia’s principal claim seeking recognition of a right to indemnification covering all environmental and pension liabilities.

Responding to the alternative claim by Rhodia, the tribunal upheld the indemnification caps set by the 1998 environmental guarantee agreement and the settlement agreement of March 2003. As a result, no additional indemnity was awarded.

Following this decision, Rhodia is now reviewing its possible courses of action.

18. Reconciliation of IFRS as adopted by the International Accounting Standards Board (“IASB”) to U.S. GAAP

18.1 Accounting policies

Rhodia applies IFRS as adopted by the European Union (“EU”) in the preparation of the consolidated financial statements. Such IFRS as applied to Rhodia are currently the same as the IFRS issued by the International Accounting Standards Board (“IASB”). The standards and interpretations adopted for the preparation of the condensed consolidated financial statements at June 30, 2006 and for the six months then ended are those published in the Official Journal of the European Union (“OJEU”) at June 30, 2006 and whose application is mandatory as of this date or those standards and interpretations which Rhodia chose to apply early. See Note 38 to the Consolidated Financial Statements included in Rhodia’s Annual Report on Form 20-F for the year ended December 31, 2005 for a description of Rhodia’s first-time application of IFRS, including the IFRS standards and interpretations that are mandatory at December 31, 2005 the IFRS standards and interpretations mandatory after 2005 that Rhodia decided to adopt early and the options and exemptions that Rhodia used to prepare its first IFRS consolidated financial statements in 2005. The main differences between IFRS and U.S. GAAP as well as new U.S. GAAP accounting standards in 2006 that have or could have a material effect on Rhodia’s consolidated financial statements are described below.

Effective January 1, 2006, Rhodia adopted the following statements for U.S. GAAP, for which their adoption was not significant:

Rhodia - Condensed consolidated financial statements – June 30, 2006. 25

•

Statement of Financial Accounting Standards (FAS) No. 151, Inventory Costs, an amendment of ARB 43 No. 43, Chapter 4 (FAS 151). FAS 151 requires the exclusion of idle capacity and spoilage costs from the costs of inventories and that these costs should be expensed when incurred. FAS 151 also requires that the allocation of fixed production costs of conversion should be based on the normal capacity of the production facility.

•

FAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received not the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance.

•

FAS No. 123 (revised 2004), Share-based Payment (FAS 123R). FAS 123R requires that Rhodia recognizes the cost (measured at the award’s grant-date fair value) of share-based payments granted to employees as compensation expense over the vesting period with an offset to additional paid-in capital for all share-based grants made or modified after June 15, 2005 and for the unvested portion, at January 1, 2006, of outstanding share-based grants made prior to June 15, 2005. Rhodia adopted the modified prospective application transition method at January 1, 2006, and prior year’s financial statements will not be adjusted.

•

FAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS No. 3, which provides guidance on the accounting for and reporting of a change in accounting principle and error corrections. FAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, FAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.

(i) Pension and retirement plans

Actuarial gains and losses

Under U.S. GAAP, unrecognized actuarial gains and losses are amortized over the remaining services lives of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method. Under IFRS, Rhodia applied the exemption in IFRS 1 which allows for immediate recognition of actuarial gains/losses on post-employment benefits in equity at the date of transition to IFRS. Under IAS 19, Rhodia recognizes the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions directly in shareholders’ equity in the period in which they occur with a corresponding offset to the obligation.

Minimum liability adjustments

Under U.S. GAAP, a liability for the unfunded accumulated benefit obligation is recognized if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also recognized if an unfunded accumulated benefit obligation exists, and (a) an asset has been recognized as prepaid pension cost, (b) the liability recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized, an equal amount is recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service cost, net of any tax benefits that result from considering these losses as temporary differences under FAS 109. If this additional liability exceeds the amount of unrecognized prior service cost, then the excess is recognized, as a component of other comprehensive income, net of tax. The minimum liability adjustment requirement does not exist under IFRS.

Curtailments

Under U.S. GAAP, curtailment losses are recognized in income when it is probable that a curtailment will occur and that the effect of the curtailment is reasonably estimable. Curtailment gains are deferred until realized and are recognized in income when the related employees terminate or when the plan suspension or amendment is adopted. Under IFRS, curtailment gains and losses are recognized in income when curtailments occur.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 26

Under U.S. GAAP, the calculation of gains and losses on curtailments includes unrecognized prior-service cost for which services are no longer expected to be rendered, and changes in the projected benefit obligation (net of any unrecognized gains or losses). Under IFRS, the calculation of gains and losses on curtailments includes any related changes in the present value of the defined benefit obligation, any related changes in the fair value of the plan assets and any related actuarial gains and losses and past-service cost that had not previously been recognized.

Recognition of past service costs related to benefits that have been vested

Under U.S. GAAP, these costs are amortized over the remaining service periods of active employees. Under IFRS, these costs are immediately recognized in income.

Limitations on recognizing pension assets

Under U.S. GAAP, there is no limitation on the amount of pension assets that can be recognized. Under IFRS, pension assets cannot be recognized in excess of the net total of unrecognized past service cost and actuarial losses plus the present value of benefits available from refunds, or reductions of future contributions to the plan.

(ii) Goodwill and indefinite-lived intangible assets

U.S. GAAP and IFRS both required the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. The carrying value of goodwill and indefinite-lived intangible assets at January 1, 2002 for U.S. GAAP and at January 1, 2004 for IFRS are no longer amortized.

Under U.S. GAAP, a two-step process is required in the event of goodwill impairment. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit, generally based on discounted cash flows expected to be received from the reporting unit, with its carrying value. The second step, which is only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the difference between the reporting unit’s implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit’s assets and liabilities and comparing the result with the fair value of the reporting unit. Under IFRS, the impairment of goodwill is tested along with tangible and other long-lived assets. An impairment loss is recognized if the carrying value of the cash-generating unit or group of cash-generating units (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit or group of cash-generating units.

Under U.S. GAAP, goodwill impairments tests are performed after tangible and other long-lived assets have been tested for impairment. If these tangible and other long-lived assets are impaired, then they are adjusted to fair value, generally based on discounted cash flows expected to be received from the reporting unit, which will impact the amount of goodwill impairment. Under IFRS, goodwill impairment is recognized initially until it is fully written-off before tangible and other long-lived assets are impaired.

(iii) Capitalized development costs

Under U.S. GAAP, development expenses are expensed when incurred. Under IFRS, development expenses that meet specific criteria are capitalized in other intangible assets and are amortized over their estimated useful lives. Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned.

(iv) Tangible and other long-lived asset impairments

U.S. GAAP and IFRS both require periodic tests of the impairment of tangible and other long-lived assets if there are any indications of impairment. Under U.S. GAAP, an impairment loss is recognized if the carrying value of an asset or asset group (defined as the lowest level of asset or group of assets for which identifiable cash flows are

Rhodia - Condensed consolidated financial statements – June 30, 2006. 27 largely independent of the cash flows of other assets or groups of assets) exceeds the undiscounted cash flows expected to be received from the asset or asset group. If this condition exists, then the amount of the impairment loss is determined by the difference between the carrying value of the asset or asset group and its fair value, generally based on the discounted cash flows expected to be received from the asset or asset group. Under IFRS, an impairment loss is recognized if the carrying value of the cash-generating unit (defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be received from the cash-generating unit.

Under U.S. GAAP, the reversal of an impairment loss is not permitted; whereas under IFRS, under certain conditions, an impairment loss may be reversed up to the amount of the original impairment.

(v) Restructuring and environmental costs

U.S. GAAP requires that costs associated with an exit or disposal activity should be recognized when the liability is incurred. Under IFRS, these costs are recognized upon Rhodia’s commitment to an exit plan. Specifically as it relates to a termination of an operating lease, under U.S. GAAP, the liability is recorded upon the cease-use date; whereas for IFRS, the liability is recorded upon the commitment date.

U.S. GAAP and IFRS both require the accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Under U.S. GAAP, the accrual may not be discounted unless the amount and timing of the cash flows is certain; whereas under IFRS, the accrual must be discounted to reflect the time value of money based on the expected timing of cash flows, if the effect would be significant.

Under U.S. GAAP and IFRS, Rhodia may possibly recognize certain termination benefits in different accounting periods if Rhodia was to offer one-time termination benefits or voluntary termination benefits.

(vi) Sale and leaseback transactions

Under U.S. GAAP gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease; whereas under IFRS, these gains are immediately recognized in income.

(vii) Income taxes

Under U.S. GAAP, adjustments to the deferred tax asset valuation allowance are recognized in the period when the realization of these deferred tax assets is deemed to be more likely than not; whereas under IFRS, these adjustments are recognized as adjustments to the effective tax rate.

(viii) Discontinued operations

Under U.S. GAAP, a business that has been sold or is classified as held for sale that qualifies as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, must be accounted for as a discontinued operation. The results of operations of the business, including income taxes and the gain/(loss) on the disposal, are reflected as discontinued operations. Prior periods presented are restated on a comparable basis. Under IFRS, in order for a component of an entity to be considered as a discontinued operation and receive the above accounting treatment, it must also represent a separate major line of business or geographical area of operations; however, under IFRS, there is no criteria to be met relating to the lack of continuing involvement or elimination of cash flows.

Under U.S GAAP, the sale of an equity method investee generally cannot be classified as discontinued operations.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 28

(ix) Variable interest entities/special purpose entities

Under U.S. GAAP, the consolidation of a variable interest entity is required in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:  (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, and (iii) the right to receive the expected residual returns of the entity, and if Rhodia is the primary beneficiary. Primester, a 50%-owned cellulose acetate joint venture based in the U.S., is a variable interest entity; however, Rhodia is not required to consolidate Primester since Rhodia is not the primary beneficiary. Rhodia purchases its share of cellulose acetate flakes from Primester which is used by Rhodia entirely in downstream processing at its filter tow operations. Rhodia’s purchases from Primester in 2005 and 2004 were €73 million and €62 million, respectively. Rhodia has one other insignificant variable interest entity which is consolidated for both U.S. GAAP and IFRS.

Under U.S. GAAP, qualifying special-purpose entities used in connection with asset securitizations are excluded from the consolidation if they meet specific requirements. Under IFRS, special-purpose entities (SPEs) that Rhodia directly or indirectly controls are included in the consolidation. Control exists when: (a) the activities of the SPE are conducted on Rhodia’s behalf, (b) Rhodia has the decision-making power to obtain the majority of the benefits of the SPE’s activities or has set up an autopilot mechanism for the SPE, (c) Rhodia has rights to obtain the majority of the benefits of the SPE, or (d) Rhodia retains the majority of the residual or ownership risks related to the SPE or its assets. Since Rhodia retains the risks of recoverability, Rhodia cannot derecognize these assets. At March 31, 2006, there is no difference in the accounting for these special purpose entities since the new asset securitization programs entered into during 2005, which replaced the former programs in place were determined to be secured borrowings for both U.S. GAAP and IFRS.

(x) Jointly-controlled entities

Under U.S. GAAP, jointly-controlled entities are accounted for under the equity method of accounting. Under IFRS, jointly-controlled entities are consolidated under the proportional method of consolidation. Even though this difference has no impact on net income or shareholders’ equity, it impacts the presentation of Rhodia’s consolidated income statement, balance sheet and cash flows.

The jointly-controlled entities that are proportionally consolidated under IFRS are operating entities, the significant operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in the entity.

(xi) Cumulative translation adjustment

Upon the first-time adoption of the IFRS accounting standards, Rhodia selected the option to transfer to accumulated deficit the cumulative currency translation loss at January 1, 2004 of €599 million. This adjustment had no effect on total shareholders’ equity at January 1, 2004; however, in the event of a future disposal of a foreign entity, the gain or loss on the disposal will not include any currency translation adjustment prior to January 1, 2004. Under U.S. GAAP, the cumulative currency translation adjustments related to exchange rate changes on these investments prior to January 1, 2004 will be recorded as an adjustment to IFRS results related to the gain or loss on the sale of these investments.

(xii) Sale of tax receivables

During the first half of 2006, Rhodia sold disputed tax receivables due from the French State to a financial institution for firm and final price of €12 million. Under U.S. GAAP, the recognition of income relating to these receivables is not recognized until the litigation relating to these receivables, whose risks have been assumed by the financial institution, is resolved. Under IFRS, Rhodia recognized this €12 million as a credit to consolidated shareholders’ equity since the taxes originally paid by Rhodia were charged to consolidated shareholders’ equity, and since these receivables were sold by Rhodia without recourse, Rhodia is no longer actively involved in the collection of these receivables and the possibility of the triggering off the usual and customary guarantees given by Rhodia to the financial institution is deemed remote.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 29

(xiii) Asset retirement obligations

Under U.S. GAAP, the recognition of the fair value of an asset retirement obligation is required if a reasonable estimate of its fair value can be made. An asset retirement obligation is a legal obligation associated with the retirement of a tangible or other long-lived asset that results from the acquisition, construction, development and normal operation of the tangible or other long-lived asset. The associated asset retirement cost is capitalized as part of the carrying value of the tangible or other long-lived asset and is charged to expense over the asset’s useful life. Under IFRS, the recognition of a provision is required when an entity has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation, and if a reliable estimate can be made of the amount of the obligation. The associated cost is capitalized as part of the carrying value of the asset and is charged to expense over the asset’s useful life.

The principal difference between U.S. GAAP and IFRS relates to conditional asset retirement obligations. In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies the term conditional asset retirement obligation and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation or conditional asset retirement obligation. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within control of the entity. Also, FIN 47 clarifies that if an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability. Under IFRS, an entity discloses a contingent liability, which is defined as a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability. Under IFRS, no disclosure is required if the possibility of the outflow of resources is remote.

Rhodia has reviewed its facilities for asset retirement obligations and conditional asset retirement obligations. Rhodia has determined that it does have potential conditional asset retirement obligations, principally related to asbestos removal at its facilities. There are no legal obligations that require Rhodia to remove this asbestos. Since Rhodia has no plans or expectations of plans to undertake any major renovations or demolition at any of its facilities that would require removal of this asbestos, it is unable to provide a reasonable estimate of the fair value of potential conditional asset retirement obligations under existing regulations. Due to the long-term, productive nature of its production facilities, absent plans or expectations of plans to initiate asset retirement activities, Rhodia is unable to make a reasonable estimate of the settlement dates or range of potential settlement dates, the methods or potential methods of settlement, or the probabilities associated with potential settlement dates and potential methods of settlement. No significant liabilities for asset retirement obligations have been recognized under IFRS and U.S. GAAP.

Environmental remediation liabilities currently recognized are accounted for under IAS 37, Provisions, contingent liabilities and contingent assets, and Accounting Standards Executive Committee, Statement of Position 96-1, Environmental Remediation Liabilities.

(xiv) Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 155, Accounting for Certain Hybrid Instruments – an amendment of FAS 133, Accounting for Derivative Instruments and Hedging Activities, and FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FAS 155 resolves issues addressed in FAS 133 Implementation Issue No. D1, Application of FAS 133 to Beneficial Interests in Securitized Financial Assets. FAS 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (e) amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Rhodia is required to adopt the provisions of FAS 155 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 155, but it does not expect that the adoption of FAS 155 will significantly impact its consolidated financial position, results of operations or cash flows.

Rhodia - Condensed consolidated financial statements – June 30, 2006.  30

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets – an amendment of FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FAS 156 amends FAS 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 (a) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations, (b) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, (c) permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities, (d) permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value, and (e) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. Rhodia is required to adopt the provisions of FAS 156 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FAS 156, but it does not expect that the adoption of FAS 156 will significantly impact its consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The entity determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the entity should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Rhodia is required to adopt the provisions of FIN 48 effective January 1, 2007. Rhodia is currently evaluating the impact of adopting FIN 48, but it does not expect that the adoption of FIN 48 will significantly impact its consolidated financial position, results of operations or cash flows.

Rhodia - Condensed consolidated financial statements – June 30, 2006.  31

18.2	Reconciliation between IFRS and U.S. GAAP

(i) Net income/(loss)

A reconciliation of the net income/(loss) and the net income/(loss) per share between IFRS and U.S. GAAP for the six months ended June 30, 2006 follows:

(in millions of euros)	Six Months Ended June 30, 2006
Net income – IFRS	43
Minority interests	(2)
Net income – IFRS – Attributable to equity holders of Rhodia S.A.	41
Pension and retirement plan differences – unrecognized actuarial (gains)/losses, curtailment (gains)/ losses and past service costs	(24)
Capitalized development costs	(6)
Tangible asset impairments	(2)
Environmental and other provisions– differences between discounted and undiscounted provisions	9
Exit and disposal activities – lease termination and other provisions	(2)
Sale/leaseback transaction(1)	2
Loss on disposal of investments(2)	(59)
Other	4
Income taxes (3)	37
Net income – U.S. GAAP(4)	-
Basic and diluted net income per share – U.S. GAAP (in euros)	0.00

(1) Rhodia sold an administrative building in 2004 that was leased back under an operating lease. The net gain on sale of €25 million is being amortized over the lease term for U.S. GAAP.

(2) At the end of March 2006, Rhodia sold the “Development and custom synthetics for the pharmaceuticals industry business” of the Rhodia Pharma Solutions segment to Shasun Chemicals & Drug Ltd., including Rhodia’s investment in a U.S. subsidiary that was included within that segment. Rhodia’s investment in that subsidiary included a €(57) million cumulative translation adjustment that was adjusted to retained earnings at January 1, 2004 for IFRS which is recorded in net income for U.S. GAAP upon disposal of the investment.

(3) For the first half of 2006, Rhodia recorded for U.S. GAAP an addtional €42 million net deferred tax credit as a result of reversing the valuation allowances on certain U.S. temporary differences since management believes that as a result of the restructuring measures taken since 2004, in particular the sale of the loss activities of the “Development and custom synthetics for the pharmaceuticals industry business” of the Rhodia Pharma Solutions segment, that the recovery of these deferred tax assets are deemed probable.

(4) Includes income/(loss) from discontinued operations of €(105) million under U.S. GAAP for the six months ended June 30, 2006.

Rhodia - Condensed consolidated financial statements – June 30, 2006.  32

The weighted-average shares outstanding and the diluted weighted-average shares for the six months ended June 30, 2006 were 1,176,868,307 shares and 1,179,544,778 shares, respectively.

(ii) Shareholders’ deficit

A reconciliation of shareholders’ deficit between IFRS and U.S. GAAP at June 30, 2006 follows:

(in millions of euros)	June 30, 2006
Shareholders’ deficit – IFRS	(448)
Minority interests	(25)
Shareholders’ deficit – IFRS – Attributable to equity holders of Rhodia S.A.	(473)
Pension and retirement plan differences:
Unrecognized actuarial (gains)/losses, curtailment (gains)/losses and past service costs	648
Minimum liability adjustments(1)	(605)
Goodwill and other intangible assets–differences in amortization, impairments and the carrying values of businesses sold	(21)
Capitalized development costs	(36)
Tangible asset impairments	3
Environmental and other provisions–differences between discounted and undiscounted provisions	(61)
Exit and disposal activities–lease termination and other provisions	19
Sale/leaseback transaction	(19)
Sale of tax assets	(12)
Other	9
Income taxes	43
Shareholders’ deficit – U.S. GAAP	(505)

(1) If the market value of the plans’ assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to shareholders’ equity for the amount in excess of unrecognized prior service costs, net of any tax benefits that result from considering these losses as temporary differences under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan’s assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

Rhodia - Condensed consolidated financial statements – June 30, 2006.  33

(iii) Operating profit

A reconciliation of operating profit between IFRS and U.S. GAAP for the six months ended June 30, 2006 follows:

(in millions of euros)	Six Months Ended June 30, 2006
Operating profit – IFRS	177
Unrecognized actuarial (gains)/losses, curtailment gains/(losses) and past service costs	(24)
Reclassification of interest portion of pension costs from finance costs to operating expenses	(14)
Capitalized development costs	(6)
Operating (profit)/loss of jointly-controlled operations	(32)
Tangible asset impairments	(2)
Environmental and other provisions–differences between discounted and undiscounted provisions	5
Exit and disposal activities–lease termination and other provisions	(2)
Sale/leaseback transaction	2
Loss on disposal of investments	(2)
Other	(2)
Operating profit – U.S. GAAP	100

(iv) Discontinued operations—FAS 144 additional disclosures

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a business that has been sold or is classified as held for sale that qualifies as a component of an entity must be accounted for as a discontinued operation, and that prior periods presented must be restated on a comparable basis.

Presented below is consolidated summary financial information for the six months ended June 30, 2006 reflecting the disposals of businesses that qualified as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, as discontinued operations. The results of operations of these businesses, including the related income taxes and the gains/(losses) on disposals, are reflected as discontinued operations.

(in millions of euros)	Six Months Ended June 30, 2006
Net sales	2,631
Other revenues	258
Operating profit	100
Income from continuing operations	105
Loss from discontinued operations(1)	(105)
Net income	—
Basic and diluted income/(loss) per share (in euros):
Continuing operations	0.09
Discontinued operations	(0.09)
Net income per share	0.00

(1) Including a net loss on disposals of €(78) million for the six months ended June 30, 2006.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 34

(v) Consolidated Statements of Cash Flows—additional disclosures

At December 31, 2005, as a result of the proceeds received from the share capital increase, Rhodia invested €572 million in money markets funds which were accounted for as cash and cash equivalents under IFRS. These investments are accounted for as marketable securities under U.S. GAAP. The following condensed consolidated cash flow information reflects the effect of accounting for these mutual funds as marketable securities:

(in millions of euros)	Six Months Ended June 30, 2006
Cash flow from operating activities	18
Cash flow (used by) from investing activities	457
Cash flow (used by) from financing activities	(485)
Effect of foreign exchange rate changes	(5)
Net increase/(decrease in cash and cash equivalents	(15)
Cash and cash equivalents at the beginning of the year	348
Cash and cash equivalents at the end of the year	333

A portion (€424 million) of these money markets funds were sold on January 24, 2006 and the proceeds were used to repay borrowings.

Rhodia - Condensed consolidated financial statements – June 30, 2006. 35

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer